BB 6/4

02054474

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32575

SEC MAIL RECEIVED MAY 30 2002 PROCESSING SECTION DC 165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Man Investment Products Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 West Washington Street
(No. and Street)

Chicago, Illinois 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Riva M. Ostacher (201) 420-8850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Man Investment Products Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CAROL A GREEN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/01/05

Carol A. Green
Notary Public

Signature

Vice President/FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Man Investment Products Inc.

Financial Statements and Additional Information
March 31, 2002
(Confidential Treatment Requested)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Board of Directors and Stockholder of
Man Investment Products Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Man Investment Products Inc. (the "Company") at March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 14, 2002

Man Investment Products Inc.
Statement of Financial Condition
March 31, 2002

Assets	
Cash	$ 98,565
Federal and state tax receivable	11,030
Due from affiliates	1,384,938
Total assets	$ 1,494,533
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 15,000
Total liabilities	15,000
Stockholder's equity	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	594,000
Retained earnings	884,533
Total stockholder's equity	1,479,533
Total liabilities and stockholder's equity	$ 1,494,533

The accompanying notes are an integral part of these financial statements.

Man Investment Products Inc.
Statement of Income
For the year ended March 31, 2002

Revenues	
Interest	$ 48,250
Total revenues	48,250
Expenses	
Legal fees	13,721
Professional services	30,000
Registration and filing fees	32,624
Other	944
Total expenses	77,289
Net loss before provision for income taxes	(29,039)
Income taxes benefit - current	(20,722)
Net loss	$ (8,317)

The accompanying notes are an integral part of these financial statements.

Man Investment Products Inc.
Statement of Changes in Stockholder's Equity
For the year ended March 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, April 1, 2001	1,000	$ 1,000	$ 594,000	$ 892,850	$ 1,487,850
Net loss	-	-	-	(8,317)	(8,317)
Balance, March 31, 2002	1,000	$ 1,000	$ 594,000	$ 884,533	$ 1,479,533

The accompanying notes are an integral part of these financial statements.

Man Investment Products Inc.
Statement of Cash Flows
For the year ended March 31, 2002

Cash flows from operating activities		
Net loss	$	(8,317)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Decrease in due from affiliates		128,963
Increase in income tax receivable		(11,030)
Decrease in due to affiliates		(96,116)
Increase in accrued expenses		15,000
Decrease in income tax payable		(28,500)
Net cash provided by operating activities		-
Net change in cash		-
Cash, April 1, 2001		98,565
Cash, March 31, 2002	$	98,565
Supplemental disclosure of cash flow information		
Cash paid during the year for income taxes	$	18,808

1. **Organization and Description of Business**

Man Investment Products Inc. (formerly E. D. & F.. Man Investment Products Inc., the "Company") is a wholly-owned subsidiary of Man Group USA Inc., (the "Parent") which, in turn, is ultimately a wholly owned subsidiary of Man Group plc, a United Kingdom public limited company.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. In addition, the Company is registered as a guaranteed introducing broker with the National Futures Association and the Commodity Futures Trading Commission. The Company's activities are limited to selling shares of limited partnerships and direct participation programs.

2. **Summary of Significant Accounting Policies**

Income taxes
Income taxes are provided under the provisions of Statement of Financial Accounting Standards No.109 "Accounting for Income Taxes".

The Company is included in the consolidated federal income tax return filed by the Parent and files separate income tax returns for state and local taxes. The Parent allocates to the Company its share of the consolidated federal tax expense based upon separate company calculations.

Interest income
Interest income is recognized when earned.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. **Related Party Transactions**

The Parent provides the Company with all administrative and support services for which it charges the Company based upon usage.

Due from affiliates at March 31, 2002 represents cash on deposit as well as a receivable with affiliate companies. The Parent allocates interest earned on these balances to the Company.

At March 31, 2002, the Parent owed $11,030 to the Company relating to income tax benefits utilized in accordance with their tax sharing agreement. This amount is included in federal and state tax receivable on the Statement of Financial Condition.

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital as defined

of $83,565, which was $78,565 in excess of the required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

5. Income Taxes

The current income tax benefit included in the Statement of Income for the year ended March 31, 2002 consists of the following:

Federal	$ 19,310
State and local	1,412
	$ 20,722

The effective tax rate differs from the statutory rate primarily due to the effect of state and local taxes and refund adjustments on federal income taxes allocated in prior periods.

Additional Information

Man Investment Products Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2002

Schedule I

Net Capital		
Stockholder's equity	$	1,479,533
Deductions and/or charges		
Nonallowable assets		
Due from affiliates		1,395,968
Net capital	$	83,565
Aggregate indebtedness	$	15,000
Computation of basic net capital requirement		
Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Capital in excess of minimum requirements	$	78,565
Ratio of aggregate indebtedness to net capital		.18 to 1

There are no material differences between the above computations and the computations included in the Company's unaudited March 31, 2002 FOCUS Report.

Man Investment Products Inc.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2002 **Schedule II**

Exemption Under Section (k)(2)(ii) is claimed.

The Company does not carry any customer accounts.

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder of
Man Investment Products Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Man Investment Products Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 14, 2002